September 13, 2006

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Michael Pressman

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

RE:	Threshold Pharmaceuticals,, Inc.
Schedule TO-I filed August 25, 2006
File No. 5-81377

Dear Mr. Pressman:

On behalf of Threshold Pharmaceuticals, Inc. (“Threshold”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 6, 2006 in connection with the above-referenced Schedule TO (the “Schedule TO”) filing. Threshold is concurrently filing an Amendment No. 1 to the Schedule TO (the “Amendment”), which includes as an exhibit thereto an Addendum (the “Addendum”) to the Threshold Pharmaceuticals, Inc. Option Exchange Program Tender Offer Statement dated August 25, 2006 that was filed as an exhibit to the Schedule TO.

For your convenience, we are sending a copy of this letter, the Amendment and the Addendum in the traditional, non-EDGAR format. In addition, please find enclosed a letter from Dr. Harold E. Selick, Threshold’s Chief Executive Officer, acknowledging on behalf of Threshold certain items that the Staff requested Threshold to acknowledge in connection with the Schedule TO.

Each response below is preceded by the comment in the Staff’s letter to which it relates. The pages references correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

Item 4

1.	Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the consideration to be given to holders. It is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

As a practical matter, it is very likely that the exercise price for the replacement option will be substantially less than the exercise price under the current options. Substantially all of the current options eligible for exchange have exercise prices above $6.00. The current fair market value of a share of Threshold’s is $2.14 (based on the closing price of Threshold’s common stock on September 11, 2006). In addition, Threshold believes that the one day delay between the closing of the offer and the grant of the

September 13, 2006

replacement options is significantly shorter than the six month delay that used to be commonplace for option repricings prior to the change to the accounting rules for stock-based compensation. Threshold is also constrained by Section 409A of the Internal Revenue Code. Given that it is not really possible to make an option grant prior to the expiration of the offer period, Threshold’s only alternative to confidently express an exercise price well before the close of the offering period without risking violating 409A’s practical proscription against below market grants would be to offer an exercise price substantially above the likely fair market value range at the expiration of the offering period—a safe approach to avoid problems for the optionee under 409A but potentially setting a high and unnecessarily punitive exercise price. While use of an average price over a trading window is possible under Treasury’s proposed 409A regulations, this is true as provided under the proposed regulations only if the price commitment is irrevocable—a requirement that would inappropriately limit Threshold’s discretion in the event of the few and unlikely, but potentially important circumstances in which Threshold might need to cancel, postpone or alter the exchange program. Thus, the only alternatives which will both comply with 409A and not assign an unreasonably high exercise price relative to the fair market value on the date of grant is to either make grant right before the close of the offering period or make the grant within the several days thereof. The 2004 Amended and Restated Equity Incentive Plan under which the exchange offer is being conducted has certain fair market value requirements which look to the closing price on the date of the grant (for example, the exercise price must not be less than 85% of the fair market value on the date of grant)—a method of fair value determination which satisfies 409A. Threshold has chosen to make the grant on the second day following expiration of the offer period and on the day after cancellation of the current options for reasons of administrative convenience and precision (for example to avoid any potential arguments over the metaphysics of whether a grant occurred before or after a hypothetical revocation) and under the belief that a one day delay is minimal, does not involve substantially greater uncertainty for most offerees than a price determined at the precise expiration of the offer period.

Item 10

2.	Pleased be advised the staff considers financial information material to an option holder’s investment decision. Accordingly, comply with Item 10 of Schedule T-O. If Threshold intends to incorporate financial information by reference, the summary financial information called for by Instruction 6 to Item 10 of Schedule T-O must be disseminated.

Threshold respectfully advises the Staff that it disseminated copies of its Form 10-K for the year ended December 31, 2005 and its Form 10-Qs for the quarters ended March 31, 2006 and June 30, 2006 along with the offer documents. Pursuant to our conversation on September 11, 2006, we understand that the Staff has waived this comment.

Acceptance of Options for Exchange and Issuance of Replacement Options, page 11

3.	We note your statement that you will cancel options “as promptly as practicable” after expiration and that you will grant the replacement options after cancellation of the options accepted for exchange. Please revise your disclosure to reflect that you will grant the new options “promptly” after expiration and not “as promptly as practicable.” Refer to Rule 14e-1(c).

Threshold has complied with the Staff’s request. Please see page 1 of the Addendum.

4.	We note your statement that you “will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, when we cancel such options.” This statement implies that you may choose to not accept validly tendered options at some point after expiration of the offer. Please revise.

Threshold has complied with the Staff’s request. Please see page 1 of the Addendum.

September 13, 2006

Price Range of Common Stock Underlying the Options, page 12

5.	Consider correcting the typographical error in the phrase “Quarter ended June 30, 3006.”

Threshold has complied with the Staff’s request. Please see page 1 of the Addendum.

Additional Information, page 18

6.	Please be advised that if you intend to incorporate your previous filings into the Schedule TO, you must state so explicitly.

Threshold has complied with the Staff’s request. Please see pages 1 and 2 of the Addendum.

Conditions of the Offer, page 21

7.	We note your statement that you may assert conditions “regardless of the circumstances giving rise thereto. If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). We do not believe this concern is adequately addressed by the penultimate sentence on page 22. Please revise your disclosure accordingly.

Threshold has complied with the Staff’s request. Please see pages 2 and 3 of the Addendum.

8.	Refer to conditions (b). The statement that an event “might directly or indirectly” have a subsequently listed effect is extremely broad and vaguely drafted. While we have permitted offer conditions premised on the existence of a material adverse change your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition. Similarly, condition (b)(iii) appears overly broad.

Threshold has complied with the Staff’s request. Please see page 2 of the Addendum.

9.	Refer to condition (c). While we have permitted offer conditions premised on the existence of a material adverse change your condition as currently written goes well beyond such a limit. Please revise to define your conditions with greater specificity. For instance, the USGS estimates that several million earthquakes occur annually.

Threshold has complied with the Staff’s request. Please see pages 2 and 3 of the Addendum.

10.	The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

September 13, 2006

Threshold confirms on a supplemental basis that it may not rely on the language cited above to tacitly waive a condition of the offer by failing to expressly assert it.

11.	We note your statement that your determinations “will be final and binding upon all persons.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Threshold has complied with the Staff’s request and removed the sentence. Please see page 3 of the Addendum.

*    *    *

We appreciate the efforts of the Staff to assist Threshold in resolving the above comments. Please contact the undersigned at (650) 324-7023 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ P. Garth Gartrell
P. Garth Gartrell

cc:	Michael S. Ostrach, Threshold Pharmaceuticals, Inc.
Sarah A. O’Dowd, Heller Ehrman LLP
K. Amar Murugan, Heller Ehrman LLP